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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 8

                              CKE RESTAURANTS, INC.
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    485636104
                                 (CUSIP Number)

                              William P. Foley, II
                                    President
                               Bogner Regis, Inc.
                        500 North Rainbow Boulevard, #100
                             Las Vegas, Nevada 89107
                                 (702) 877-3003


                                December 1, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(b) (3) or (4), check the following [ ] .

Check the following box if a fee is being paid with the statement [ ].









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CUSIP NO.:  405636104

(1)      NAME OF REPORTING PERSON:

         Cannae Limited Partnership, a Nevada Limited Partnership

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

         I.R.S. No.        88-0309448

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      X        (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS:

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 3(d) or 3(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:  Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 4,664,553

         (8)      SHARED VOTING POWER:               0

         (9)      SOLE DISPOSITIVE POWER:            4,664,553

         (10)     SHARED DISPOSITIVE POWER:          0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  4,664,553

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:           X

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.1

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(14)     TYPE OF REPORTING PERSON:    PN

1.       Name of Reporting Person:

         Folco Development Corporation, a Nevada corporation
         Daniel V., Inc., a Nevada corporation
         Daniel D. Lane Revocable Trust, u/d/t 7/10/92
         Frank P. Willey
         Ce Mar Las Vegas X, Inc., a Nevada corporation
         Berry Living Trust, u/d/t/ 11/5/87
         Salvatore Family Trust, u/d/t 11/8/91
         Max Hickman
         Wayne Diaz
         Carl A. Strunk
         Roland B. Maggard and Linda P. Maggard Family Trust, dated
            February 20, 1991
         Daniel M. Culnane
         Abel I. Vigil and Ian E. Vigil, under declaration of trust, dated
            October 2, 1992
         Raymond R. Quirk
         Linda Jean Krelsbach
         Thomas E. Evans
         Cindy Evans

2.       (a)       X       (b)

4.       Source of Funds:

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

         Folco - Nevada             Ce Mar - Nevada
         Daniel V. - Nevada         Berry Trust - California
         Lane Trust - Nevada        Salvatore Trust - California
                                    Vigil Trust - California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         (7)      SOLE VOTING POWER:                 4,664,553
         (8)      SHARED VOTING POWER:               0
         (9)      SOLE DISPOSITIVE POWER:            4,664,553
         (10)     SHARED DISPOSITIVE POWER:          0

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:                                       4,664,553


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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:           X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   11.1

14.      TYPE OF REPORTING PERSON:    CO IN CO-TRUST

         The Schedule 13D of Cannae Limited Partnership, a Nevada Limited Partnership (the "Partnership") with respect to shares of common stock, par value $.01 per share (the "CKE common stock") of CKE Restaurants, Inc., a Delaware corporation ("CKE") (the "Partnership 13D"), is hereby amended as set forth below. All capitalized terms used herein without definition have the definitions given to such terms in the Partnership 13D.

Item 3 - Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         The transaction giving rise to this Amendment No. 8 to the Partnership 13D is the third Amendment to the Limited Partnership Agreement whereby the Partners revalued the partnership property, taking into account the distribution of an interest in the Partnership to the Class A Limited Partner as a result of the Class A Partner's payment of the outstanding balance including all principal and interest owing on the Karcher Note held by the Partnership and pursuant to
Section 9.3(b) of the Partnership Agreement. The Limited Partners' ability to demand and receive a distribution in the amount of the value of such Partner's pro-rata share of the Partnership property enabled certain Partners to withdraw from the Partnership.

Item 5 - Interest in Securities of Issuer
         --------------------------------

         The Partnership controls (directly and indirectly), excluding shares of CKE common stock owned by the Karchers and the Karcher Trust, approximately 4,664,553 shares or approximately 11.1 percent of CKE common stock. In addition to shares owned directly by the Partnership, Class B Limited Partners own the following: Folco owns directly 395,625 shares or less than 1% of CKE common stock, and Daniel V and the Daniel D. Lane Revocable Trust u/d/t July 10, 1992, of which the President of Daniel V is the Trustee, own directly in the aggregate 45,000 shares or less than 1% of CKE common stock. With respect to share and percentage ownership of CKE common stock by the Trust and the Karchers, reference is made to Amendment No. 4 to Schedule 13D filed October 1, 1993.


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 1998

Cannae Limited Partnership


By:      Bogner Regis, Inc., its
         General Partner

By:      /s/ WILLIAM P. FOLEY, II
         ----------------------------------
         William P. Foley, II
         President

Folco Development Corporation


By:      /s/ WILLIAM P. FOLEY, II
         ----------------------------------
         William P. Foley, II
         President

Daniel D. (Ron) Lane

By:      /s/ DANIEL D. (RON) LANE
         ----------------------------------
         Daniel D. (Ron) Lane
         President

         /s/ DANIEL D. (RON) LANE
         ----------------------------------
         Daniel D. (Ron) Lane, as Trustee
         of the Daniel D. Lane Revocable
         Trust u/d/t July 10, 1992

By:      /s/ FRANK P. WILLEY
         ----------------------------------
         Frank P. Willey

Ce Mar Las Vegas, Inc.


By:      /s/ JAMES CAVARICCI
         ----------------------------------
         James Cavaricci


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         /s/ ROBERT L. BERRY
         ----------------------------------
         Robert L. Berry as Trustee of
         the Berry Living Trust u/d/t
         November 5, 1987

         /s/ NANCY L. BERRY
         ----------------------------------
         Nancy L. Berry, as Trustee of
         the Berry Living Trust u/d/t
         November 5, 1987

         /s/ MAX HICKMAN
         ----------------------------------
         Max Hickman

         /s/ VINCE J. SALVATORE
         ----------------------------------
         Vince J. Salvatore, as Trustee of
         the Salvatore Family Trust u/d/t
         November 8, 1991

         /s/ ANNA M. SALVATORE
         ----------------------------------
         Anna M. Salvatore, as Trustee of
         the Salvatore Family Trust u/d/t
         November 8, 1991

         /s/ WAYNE DIAZ
         ----------------------------------
         Wayne Diaz

         /s/ CARL A. STRUNK
         ----------------------------------
         Carl A. Strunk

         /s/ RONALD B. MAGGARD
         ----------------------------------
         Ronald B. Maggard and Linda P.
         Maggard Family Trust, dated
         February 20, 1991

         /s/ DANIEL M. CULNANE
         ----------------------------------
         Daniel M. Culnane



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         /s/ ABEL I. VIGIL/IAN E. VIGIL
         ----------------------------------
         Abel I. Vigil and Ian E. Vigil,
         under declaration of trust, dated
         October 2, 1992

         /s/ RAYMOND R. QUIRK
         ----------------------------------
         Raymond R. Quirk

         /s/ LINDA JEAN KRELSBACH
         ----------------------------------
         Linda Jean Krelsbach

         /s/ THOMAS E. EVANS
         ----------------------------------
         Thomas E. Evans

         /s/ CINDY EVANS
         ----------------------------------
         Cindy Evans





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